SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE PROCTER & GAMBLE COMPANY

(Name of Subject Company (issuer) and Filing Person (offeror))

Common Stock, without Par Value

(Title of Class of Securities)

742718 10 9

(CUSIP Number of Class of Securities)

Susan S. Whaley, Esq.

The Procter & Gamble Company

One Procter & Gamble Plaza

Cincinnati, Ohio 45202

(513) 983-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Timothy J. Melton, Esq.

Bradley C. Brasser, Esq.

Jones Day

77 West Wacker Drive

Chicago, Illinois 60601

(312) 782-3939

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$11,173,236,174	$1,125,145

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of class A common stock of Coty Inc. (as reported on the New York Stock Exchange on August 30, 2016) into which shares of common stock of Galleria Co. being offered in exchange for shares of common stock of The Procter & Gamble Company will be converted, and paid in connection with Coty Inc.’s Registration Statement on Form S-4, which was initially filed on April 22, 2016 (Registration No. 333-210856) (the “Coty Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the Coty Form S-4, as set forth therein.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,250,655.76	Filing Party: Coty Inc.
Form or Registration No.: Registration Statement on Form S-4 (No. 333-210856)	Date Filed: April 22, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by The Procter & Gamble Company (“P&G”). This Schedule TO relates to the offer by P&G to exchange all shares of common stock, par value $0.01 per share, of its wholly owned subsidiary, Galleria Co. (“Galleria Company”), for shares of common stock, without par value, of P&G that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). As promptly as practicable following completion of the Exchange Offer and, if the Exchange Offer is completed but is not fully subscribed, a subsequent pro rata dividend of all remaining shares of Galleria Company common stock to the remaining P&G shareholders, Green Acquisition Sub Inc., a wholly owned subsidiary of Coty Inc. (“Coty”), will merge with and into Galleria Company, with Galleria Company surviving the merger and becoming a wholly owned subsidiary of Coty (the “Merger”). Pursuant to the Merger, each share of common stock of Galleria Company will automatically convert into the right to receive one share of Coty class A common stock on the terms and subject to the conditions set forth in the Prospectus, dated September 1, 2016 (the “Prospectus”), the Letter of Transmittal and the instructions to the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(4)(i), (a)(1)(i) and (a)(1)(vi), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Galleria Company has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-210857) to register the shares of Galleria Company common stock offered in exchange for shares of P&G common stock tendered in the Exchange Offer and to be distributed in any pro rata dividend to the extent that the Exchange Offer is consummated but not fully subscribed. Coty has also filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-210856) to register the shares of Coty class A common stock into which shares of Galleria Company common stock will be converted in the Merger.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal, the instructions to the Letter of Transmittal and the Notice of Guaranteed Delivery for P&G common stock, copies of which are attached hereto as Exhibits (a)(4)(i), (a)(1)(i), (a)(1)(vi) and (a)(1)(ii), respectively, is incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the section of the Prospectus entitled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is The Procter & Gamble Company. The principal executive offices of P&G are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202. Its telephone number at such office is (513) 983-1100.

(b) Securities. Shares of P&G common stock are the subject securities in the Exchange Offer. The information set forth in the section of the Prospectus entitled “The Exchange Offer—Terms of the Exchange Offer” relating to the P&G common stock is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Prospectus entitled “Historical Per Share, Market Price and Dividend Data—Historical Market Price Data” relating to P&G common stock is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The name of the filing person is The Procter & Gamble Company. The principal executive offices of P&G are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202. Its telephone number at such office is (513) 983-1100. P&G is both the filing person and the subject company.

The information set forth in the section “Security Ownership of Management and Certain Beneficial Owners” in P&G’s Definitive Notice and Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2016 is incorporated by reference herein.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus entitled “Questions and Answers about the Exchange Offer and the Transactions,” “The Exchange Offer,” “The Transactions,” “The Transaction Agreement,” “Additional Agreements” and “Comparison of Shareholder Rights” is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of shares of P&G common stock who tender their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of P&G who is a holder of shares of P&G common stock may participate in the Exchange Offer on the same terms and conditions as all other P&G shareholders.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the sections entitled “Corporate Governance—Review and Approval of Transactions with Related Persons,” “Director Compensation,” “Executive Compensation” and “Security Ownership of Management and Certain Beneficial Owners” in P&G’s Definitive Notice and Proxy Statement filed with the SEC on August 26, 2016 is incorporated herein by reference.

In February 2016, P&G entered into a series of binding and unconditional purchase agreements with Citigroup Global Markets Inc. (“Citigroup”) relating to the acquisition of P&G common stock. These agreements, which are scheduled to run through December 19, 2016, were entered into prior to the public announcement of the Exchange Offer. These agreements generally call for Citigroup to purchase shares of P&G common stock on P&G’s behalf in accordance with the requirements described in Rule 10b-18(b) under the Exchange Act and for P&G to pay the purchase price for the shares to Citigroup upon settlement of the share purchases. The precise number of shares to be delivered, and the price per share under each such agreement, will be determined based on a formula derived from the market price of P&G common stock over the specified period. The aggregate purchase price to be paid by P&G under these agreements is $2.50 billion.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the sections of the Prospectus entitled “The Transactions—Coty’s Reasons for the Transactions” and “The Transactions—P&G’s Reasons for the Transactions” is incorporated herein by reference.

(b) Use of Securities Acquired. The shares of P&G common stock acquired by P&G in the Exchange Offer will be held as treasury stock.

(c) Plans. The information set forth in the sections of the Prospectus entitled “Questions and Answers about the Exchange Offer and the Transactions,” “The Exchange Offer,” “The Transactions,” “The Transaction Agreement,” “Additional Agreements” and “Comparison of Shareholder Rights” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the sections of the Prospectus entitled “The Exchange Offer,” “The Transactions” and “The Transaction Agreement” is incorporated herein by reference.

(b) Conditions. The information set forth in the sections of the Prospectus entitled “The Exchange Offer,” “The Transactions” and “The Transaction Agreement” is incorporated herein by reference.

(d) Borrowed Funds. None.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. See Item 3(a) above.

(b) Securities Transactions. Based on the information available to P&G as of August 31, 2016, the following table sets forth the transactions in P&G common stock by P&G and directors and executive officers of P&G in the past 60 days:

Name	Transaction Date	Number and Type of Securities	Price	Type of Transaction
Patrice Louvet	8/26/2016	Disposed of 3,220 shares of common stock	$87.599	Sale of common stock
Deborah P. Majoras	8/26/2016	Disposed of 6,069 shares of common stock	$88.3334	Sale of common stock
Charles E. Pierce	8/24/2016	Disposed of 3,539 shares of common stock	$87.1609	Sale of common stock
Jeffrey K. Schomburger	8/24/2016	Disposed of 2,603 shares of common stock	$87.1609	Sale of common stock
Jeffrey K. Schomburger	8/19/2016	Disposed of 3,664 shares of common stock	$87.2409	Sale of common stock
Ioannis Skoufalos	8/18/2016	Disposed of 435 Restricted Stock Units	$86.93	RSUs withheld for taxes on 8/16/2016 RSU grant
Mark F. Biegger	8/17/2016	Disposed of 1,848 shares of common stock	$86.2992	Common stock sold to cover taxes on 8/16/2016 common stock grant
Steven D. Bishop	8/17/2016	Disposed of 2,399 shares of common stock	$86.2992	Common stock sold to cover taxes on 8/16/2016 common stock grant
Giovanni Ciserani	8/17/2016	Disposed of 3,716 shares of common stock	$86.2992	Common stock sold to cover taxes on 8/16/2016 common stock grant
Mary Lynn Ferguson-McHugh	8/17/2016	Acquired 6,454 shares of common stock	$0.00	Award pursuant to P&G’s 2014 Stock and Incentive Compensation Plan
Mary Lynn Ferguson-McHugh	8/17/2016	Disposed of 2,985 shares of common stock	$86.2992	Common stock sold to cover taxes on 8/17/2016 common stock grant
Kathleen B. Fish	8/17/2016	Acquired 3,937 shares of common stock	$0.00	Award pursuant to P&G’s 2014 Stock and Incentive Compensation Plan
Kathleen B. Fish	8/17/2016	Disposed of 1,973 shares of common stock	$86.2992	Common stock sold to cover taxes on 8/17/2016 common stock grant
Patrice Louvet	8/17/2016	Disposed of 3,234 shares of common stock	$86.2992	Common stock sold to cover taxes on 8/16/2016 common stock grant
Deborah P. Majoras	8/17/2016	Disposed of 3,028 shares of common stock	$86.2992	Common stock sold to cover taxes on 8/16/2016 common stock grant
Jon R. Moeller	8/17/2016	Disposed of 5,854 shares of common stock	$86.2992	Common stock sold to cover taxes on 8/16/2016 common stock grant
Charles E. Pierce	8/17/2016	Acquired 7,095 shares of common stock	$0.00	Award pursuant to P&G’s 2014 Stock and Incentive Compensation Plan
Charles E. Pierce	8/17/2016	Disposed of 3,556 shares of common stock	$86.2992	Common stock sold to cover taxes on 8/17/2016 common stock grant
Marc S. Pritchard	8/17/2016	Disposed of 3,665 shares of common stock	$86.2992	Common stock sold to cover taxes on 8/16/2016 common stock grant
Jeffrey K. Schomburger	8/17/2016	Disposed of 1,425 shares of common stock	$86.2992	Common stock sold to cover taxes on 8/16/2016 common stock grant
Carolyn M. Tastad	8/17/2016	Acquired 3,937 shares of common stock	$0.00	Award pursuant to P&G’s 2014 Stock and Incentive Compensation Plan
Carolyn M. Tastad	8/17/2016	Disposed of 1,393 shares of common stock	$86.2992	Common stock sold to cover taxes on 8/17/2016 common stock grant
David S. Taylor	8/17/2016	Disposed of 3,922 shares of common stick	$86.2992	Common stock sold to cover taxes on 8/17/2016 common stock grant
David S. Taylor	8/17/2016	Acquired 7,827 shares of common stock	$0.00	Award pursuant to P&G’s 2014 Stock and Incentive Compensation Plan

Name	Transaction Date	Number and Type of Securities	Price	Type of Transaction
Mark F. Biegger	8/16/2016	Disposed of 65 Restricted Stock Units	$86.16	Conversion and withholding of RSUs for taxes on 8/4/2016 RSU grant
Mark F. Biegger	8/16/2016	Acquired 5,218 shares of common stock	$0.00	Award pursuant to P&G’s 2014 Stock and Incentive Compensation Plan
Steven D. Bishop	8/16/2016	Acquired 6,454 shares of common stock	$0.00	Award pursuant to P&G’s 2014 Stock and Incentive Compensation Plan
Steven D. Bishop	8/16/2016	Disposed of 65 Restricted Stock Units	$86.16	Conversion and withholding of RSUs for taxes on 8/4/2016 RSU grant
Steven D. Bishop	8/16/2016	Acquired 33,243 shares of common stock	$66.18	Exercise of stock option granted on 2/28/2008
Steven D. Bishop	8/16/2016	Disposed of 33,243 shares of common stock	$86.6369	Sale of common stock
Giovanni Ciserani	8/16/2016	Disposed of 88 Restricted Stock Units	$86.16	Conversion and withholding of RSUs for taxes on 8/4/2016 RSU grant
Giovanni Ciserani	8/16/2016	Acquired 7,827 shares of common stock	$0.00	Award pursuant to P&G’s 2014 Stock and Incentive Compensation Plan
Gary A. Coombe	8/16/2016	Disposed of 25 Restricted Stock Units	$86.16	Conversion and withholding of RSUs for taxes on 8/4/2016 RSU grant
Mary Lynn Ferguson-McHugh	8/16/2016	Disposed of 103 Restricted Stock Units	$86.16	Conversion and withholding of RSUs for taxes on 8/4/2016 RSU grant
Kathleen B. Fish	8/16/2016	Disposed of 70 Restricted Stock Units	$86.16	Conversion and withholding of RSUs for taxes on 8/4/2016 RSU grant
Patrice Louvet	8/16/2016	Acquired 6,454 shares of common stock	$0.00	Award pursuant to P&G’s 2014 Stock and Incentive Compensation Plan
Patrice Louvet	8/16/2016	Disposed of 91 Restricted Stock Units	$86.16	Conversion and withholding of RSUs for taxes on 8/4/2016 RSU grant
Deborah P. Majoras	8/16/2016	Disposed of 46 Restricted Stock Units	$86.16	Conversion and withholding of RSUs for taxes on 8/4/2016 RSU grant
Deborah P. Majoras	8/16/2016	Disposed of 44 Restricted Stock Units	$86.16	Exercise (Rule 16b-3 exempt)
Deborah P. Majoras	8/16/2016	Acquired 6,042 shares of common stock	$0.00	Award pursuant to P&G’s 2014 Stock and Incentive Compensation Plan
Jon R. Moeller	8/16/2016	Disposed of 15 Restricted Stock Units	$86.16	Conversion and withholding of RSUs for taxes on 8/4/2016 RSU grant
Jon R. Moeller	8/16/2016	Disposed of 137 Restricted Stock Units	$86.16	Conversion and withholding of RSUs for taxes on 8/4/2016 RSU grant
Jon R. Moeller	8/16/2016	Acquired 11,580 shares of common stock	$0.00	Award pursuant to P&G’s 2014 Stock and Incentive Compensation Plan
Charles E. Pierce	8/16/2016	Disposed of 127 Restricted Stock Units	$86.16	Conversion and withholding of RSUs for taxes on 8/4/2016 RSU grant

Name	Transaction Date	Number and Type of Securities	Price	Type of Transaction
Marc S. Pritchard	8/16/2016	Disposed of 117 Restricted Stock Units	$86.16	Conversion and withholding of RSUs for taxes on 8/4/2016 RSU grant
Marc S. Pritchard	8/16/2016	Acquired 6,774 shares of common stock	$0.00	Award pursuant to P&G’s 2014 Stock and Incentive Compensation Plan
Jeffrey K. Schomburger	8/16/2016	Acquired 4,028 shares of common stock	$0.00	Award pursuant to P&G’s 2014 Stock and Incentive Compensation Plan
Jeffrey K. Schomburger	8/16/2016	Disposed of 67 Restricted Stock Units	$86.16	Conversion and withholding of RSUs for taxes on 8/4/2016 RSU grant
Valarie L. Sheppard	8/16/2016	Disposed of 69 Restricted Stock Units	$86.16	Conversion and withholding of RSUs for taxes on 8/4/2016 RSU grant
Ioannis Skoufalos	8/16/2016	Disposed of 89 Restricted Stock Units	$86.16	Conversion and withholding of RSUs for taxes on 8/4/2016 RSU grant
Ioannis Skoufalos	8/16/2016	Acquired 5,355 shares of common stock	$0.00	Award pursuant to P&G’s 2014 Stock and Incentive Compensation Plan
Magesvaran Suranjan	8/16/2016	Disposed of 22 Restricted Stock Units	$86.16	Conversion and withholding of RSUs for taxes on 8/4/2016 RSU grant
Carolyn M. Tastad	8/16/2016	Disposed of 55 Restricted Stock Units	$86.16	Conversion and withholding of RSUs for taxes on 8/4/2016 RSU grant
David S. Taylor	8/16/2016	Disposed of 233 Restricted Stock Units	$86.16	Conversion and withholding of RSUs for taxes on 8/4/2016 RSU grant
Mark F. Biegger	8/15/2016	Disposed of 2,300 shares of common stock	$87.0791	Common stock sold to cover taxes on settlement of 2013 RSU grant
Patrice Louvet	8/15/2016	Disposed of 39,411 shares of common stock	$87.0991	Sale of common stock
Patrice Louvet	8/15/2016	Acquired 39, 411 shares of common stock	$66.18	Exercise of stock option granted on 2/28/2008
Deborah P. Majoras	8/15/2016	Disposed of 3,068 shares of common stock	$87.0791	Common stock sold to cover taxes on settlement of 2013 RSU grant
Jon R. Moeller	8/15/2016	Disposed of 3,096 shares of common stock	$87.0791	Common stock sold to cover taxes on settlement of 2013 RSU grant
Marc S. Pritchard	8/15/2016	Disposed of 3,139 shares of common stock	$87.0791	Common stock sold to cover taxes on settlement of 2013 RSU grant
Jeffrey K. Schomburger	8/15/2016	Disposed of 2,459 shares of common stock	$87.0791	Common stock sold to cover taxes on settlement of 2013 RSU grant
Mark F. Biegger	8/12/2016	Acquired 13,000 shares of common stock	$66.18	Exercise of stock option granted on 2/28/2008
Mark F. Biegger	8/12/2016	Disposed of 13,000 shares of common stock	$87.1945	Sale of common stock
Ioannis Skoufalos	8/12/2016	Acquired 21,098 shares of common stock	$63.28	Exercise of stock option granted on 2/26/2010
Ioannis Skoufalos	8/12/2016	Disposed of 21,098 shares of common stock	$87.05	Sale of common stock
David S. Taylor	8/12/2016	Acquired 50,000 shares of common stock	$48.17	Exercise of stock option granted on 2/27/2009

Name	Transaction Date	Number and Type of Securities	Price	Type of Transaction
David S. Taylor	8/12/2016	Disposed of 50,000 shares of common stock	$87.16	Sale of common stock
Valarie L. Sheppard	8/11/2016	Acquired 11,622 shares of common stock	$34.5688	Exercise of stock option granted on 9/24/2001
Valarie L. Sheppard	8/11/2016	Acquired 20,910 shares of common stock	$63.49	Exercise of stock option granted on 2/28/2007
Valarie L. Sheppard	8/11/2016	Disposed of 32,532 shares of common stock	$86.8967	Sale of common stock
Magesvaran Suranjan	8/11/2016	Acquired 6,000 shares of common stock	$63.49	Exercise of stock option granted on 2/28/2007
Magesvaran Suranjan	8/11/2016	Disposed of 6,000 shares of common stock	$86.95	Sale of common stock
Ernesto Zedillo	8/11/2016	Acquired 3,760 shares of common stock	$34.5688	Exercise of stock option granted on 9/24/2001
Ernesto Zedillo	8/11/2016	Disposed of 3,760 shares of common stock	$86.80	Sale of common stock
Kathleen B. Fish	8/10/2016	Acquired 22,312 shares of common stock	$63.49	Exercise of stock option granted on 2/28/2007
Kathleen B. Fish	8/10/2016	Disposed of 22,312 shares of common stock	$86.25	Sale of common stock
Ioannis Skoufalos	8/9/2016	Acquired 8,627 shares of common stock	$48.17	Exercise of stock option granted on 2/27/2009
Ioannis Skoufalos	8/9/2016	Disposed of 8,627 shares of common stock	$86.2112	Sale of common stock
Juan Fernando Posada	8/8/2016	Acquired 31.372 shares of common stock indirectly held	$0.00	Grant of common stock pursuant to P&G’s Internation Stock Ownership Plan (Colombia)
Juan Fernando Posada	8/8/2016	Acquired 8.195 shares of common stock indirectly held	$0.00	Grant of common stock pursuant to P&G’s Internation Stock Ownership Plan (Colombia)
Matthew Price	8/8/2016	Acquired 13 shares of common stock indirectly held	$0.00	Grant of common stock pursuant to UK retirement plan
Mark F. Biegger	8/5/2016	Acquired 15,760 shares of common stock	$63.49	Exercise of stock option granted on 2/28/2007
Mark F. Biegger	8/5/2016	Disposed of 15,760 shares of common stock	$85.6312	Sale of common stock
Charles E. Pierce	8/5/2016	Acquired 55,127 shares of common stock	$63.49	Exercise of stock option granted on 2/28/2007
Charles E. Pierce	8/5/2016	Disposed of 55,127 shares of common stock	$86.0656	Sale of common stock
Ioannis Skoufalos	8/5/2016	Acquired 9,893 shares of common stock	$66.18	Exercise of stock option granted on 2/28/2008
Ioannis Skoufalos	8/5/2016	Disposed of 9,893 shares of common stock	$85.6312	Sale of common stock
David S. Taylor	8/5/2016	Acquired 22,660 shares of common stock	$48.17	Exercise of stock option granted on 2/27/2009
David S. Taylor	8/5/2016	Disposed of 22,660 shares of common stock	$86.0657	Sale of common stock
Mohamed Samir Abdelrazek Abdelfattah	8/4/2016	Acquired 737 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Mark F. Biegger	8/4/2016	Acquired 1,007 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Steven D. Bishop	8/4/2016	Acquired 1,292 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Giovanni Ciserani	8/4/2016	Acquired 2,055 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Scott D. Cook	8/4/2016	Acquired 3,760 shares of common stock	$34.5688	Exercise of stock option granted on 9/24/2001
Gary A. Coombe	8/4/2016	Acquired 571 Restricted Stock Units	$0.00	Retirement award in the form of RSUs

Name	Transaction Date	Number and Type of Securities	Price	Type of Transaction
Mary Lynn Ferguson-McHugh	8/4/2016	Acquired 1,269 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Kathleen B. Fish	8/4/2016	Acquired 855 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Patrice Louvet	8/4/2016	Acquired 1,118 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Deborah P. Majoras	8/4/2016	Acquired 565 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Deborah P. Majoras	8/4/2016	Acquired 539 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Deborah P. Majoras	8/4/2016	Acquired 55,310 shares of common stock	$63.28	Exercise of stock option granted on 2/26/2010
Deborah P. Majoras	8/4/2016	Disposed of 55,310 shares of common stock	$86.0905	Sale of common stock
Jon R. Moeller	8/4/2016	Acquired 1,664 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Jon R. Moeller	8/4/2016	Acquired 178 Restricted Stock Units indirectly held	$0.00	Retirement award in the form of RSUs
Charles E. Pierce	8/4/2016	Acquired 1,567 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Juan Fernando Posada	8/4/2016	Acquired 473 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Matthew Price	8/4/2016	Acquired 805 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Marc S. Pritchard	8/4/2016	Acquired 1,409 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Jeffrey K. Schomburger	8/4/2016	Acquired 1,045 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Valarie L. Sheppard	8/4/2016	Acquired 843 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Ioannis Skoufalos	8/4/2016	Acquired 1,090 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Magesvaran Suranjan	8/4/2016	Acquired 494 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Carolyn M. Tastad	8/4/2016	Acquired 855 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
David S. Taylor	8/4/2016	Acquired 2,741 Restricted Stock Units	$0.00	Retirement award in the form of RSUs
Giovanni Ciserani	8/3/2016	Disposed of 25,166 shares of common stock	$86.26	Sale of common stock
Giovanni Ciserani	8/3/2016	Acquired 25,166 shares of common stock	$64.55	Exercise of stock option granted on 2/28/2007
Jon R. Moeller	8/3/2016	Acquired 58,720 shares of common stock	$63.49	Exercise (Rule 16b-3 exempt)
Jon R. Moeller	8/3/2016	Acquired 56,709 shares of common stock	$66.18	Exercise (Rule 16b-3 exempt)
Jon R. Moeller	8/3/2016	Acquired 97,572 shares of common stock	$48.17	Exercise (Rule 16b-3 exempt)
Jon R. Moeller	8/3/2016	Acquired 18,169 shares of common stock	$63.49	Exercise (Rule 16b-3 exempt)
Jon R. Moeller	8/3/2016	Acquired 17,980 shares of common stock	$66.18	Exercise (Rule 16b-3 exempt)

Name	Transaction Date	Number and Type of Securities	Price	Type of Transaction
Jon R. Moeller	8/3/2016	Acquired 23,441 shares of common stock	$48.17	Exercise (Rule 16b-3 exempt)
Jon R. Moeller	8/3/2016	Disposed of 58,720 shares of common stock	$85.94	Sale of common stock
Jon R. Moeller	8/3/2016	Disposed of 56,709 shares of common stock	$85.94	Sale of common stock
Jon R. Moeller	8/3/2016	Disposed of 97,572 shares of common stock	$85.94	Sale of common stock
Jon R. Moeller	8/3/2016	Disposed of 18,169 shares of common stock	$85.94	Sale of common stock
Jon R. Moeller	8/3/2016	Disposed of 17,980 shares of common stock	$85.94	Sale of common stock
Jon R. Moeller	8/3/2016	Disposed of 23,441 shares of common stock	$85.94	Sale of common stock
Marc S. Pritchard	8/3/2016	Acquired 89,098 shares of common stock	$34.5688	Exercise of stock option granted on 9/24/2001
Marc S. Pritchard	8/3/2016	Disposed of 89,098 shares of common stock	$85.6333	Sale of common stock
David S. Taylor	8/3/2016	Acquired 49,865 shares of common stock	$66.18	Exercise of stock option granted on 2/28/2008
David S. Taylor	8/3/2016	Disposed of 49,865 shares of common stock	$85.6196	Sale of common stock
Mary Lynn Ferguson-McHugh	7/13/2016	Disposed of 890 Restricted Stock Units	$84.31	Withholding of RSUs for taxes on prior RSU grants
Kathleen B. Fish	7/13/2016	Disposed of 639 Restricted Stock Units	$84.31	Withholding of RSUs for taxes on prior RSU grants
Carolyn M. Tastad	7/13/2016	Disposed of 1,374 Restricted Stock Units	$84.31	Withholding of RSUs for taxes on prior RSU grants
David S. Taylor	7/13/2016	Disposed of 3,262 Restricted Stock Units	$84.31	Withholding of RSUs for taxes on prior RSU grants

See also Item 5(e).

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. None.

Item 10.	Financial Statements.

(a) Financial Information. The audited financial statements of P&G as of June 30, 2016, 2015 and 2014 and for the three years ended June 30, 2016 are incorporated herein by reference to Item 8 of P&G’s Annual Report on Form 10-K for the fiscal year ended June 30, 2016, filed with the SEC on August 9, 2016. The information set forth in the section of the Prospectus entitled “Historical Per Share, Market Price and Dividend Data” relating to P&G is incorporated herein by reference. The information in Exhibit 12 to P&G’s Annual Report on Form 10-K for the fiscal year ended June 30, 2016, filed with the SEC on August 9, 2016 is incorporated herein by reference. This document incorporates by reference important business and financial information about P&G from documents filed with the SEC that have not been included in or delivered with this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources (see the section of the Prospectus entitled “Where You Can Find More Information; Incorporation by Reference.” You also may ask any questions about this exchange offer or request copies of the exchange offer documents from P&G, without charge, upon written or oral request to P&G’s information agent, D.F. King & Co., Inc., located at 48 Wall Street, New York, New York 10005, at (212) 269-5550 (for banks and brokers) and (877) 297-1747 (for all other callers). In order to receive timely delivery of any written materials requested, you must make your requests no later than September 23, 2016.

This Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

(b) Pro Forma Information. None.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. None

(c) Other Material Information. None

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Galleria Company’s Registration Statement on Form S-4 and Form S-1 (Registration No. 333-210856), initially filed with the Securities and Exchange Commission on April 22, 2016 (the “Registration Statement”)).

(a)(1)(ii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Form of Letter of Introduction and Instructions to Record Holders of The Procter & Gamble Company (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(vii)	Press Release by The Procter & Gamble Company dated September 1, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Procter & Gamble Company with the Securities and Exchange Commission on September 1, 2016).

(a)(2)	None.

(a)(3)	None.

(a)(4)(i)	Prospectus, dated September 1, 2016 (incorporated by reference to the Registration Statement).

(a)(5)	None.

(b)	None.

(d)(i)+*	Purchase Agreement Number 1 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016

(d)(ii)+*	Purchase Agreement Number 2 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016

(d)(iii)+*	Purchase Agreement Number 3 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016

(d)(iv)+*	Purchase Agreement Number 4 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016

(d)(v)+*	Purchase Agreement Number 5 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016

(g)	None.

(h)	Opinion of Cadwalader, Wickersham & Taft LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement).

+	Confidential treatment requested as to certain portions that have been omitted and filed separately with the Securities and Exchange Commission.
*	Filed herewith

Item 13.	Information required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PROCTER & GAMBLE COMPANY

By:	/s/ Susan S. Whaley
Name:	Susan S. Whaley
Title:	Assistant Secretary

Dated: September 1, 2016

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Galleria Company’s Registration Statement on Form S-4 and Form S-1 (Registration No. 333-210856), initially filed with the Securities and Exchange Commission on April 22, 2016 (the “Registration Statement”)).

(a)(1)(ii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Form of Letter of Introduction and Instructions to Record Holders of The Procter & Gamble Company (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(vii)	Press Release by The Procter & Gamble Company dated September 1, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Procter & Gamble Company with the Securities and Exchange Commission on September 1, 2016).

(a)(2)	None.

(a)(3)	None.

(a)(4)(i)	Prospectus, dated September 1, 2016 (incorporated by reference to the Registration Statement).

(a)(5)	None.

(b)	None.

(d)(i)+*	Purchase Agreement Number 1 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016

(d)(ii)+*	Purchase Agreement Number 2 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016

(d)(iii)+*	Purchase Agreement Number 3 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016

(d)(iv)+*	Purchase Agreement Number 4 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016

(d)(v)+*	Purchase Agreement Number 5 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated February 8, 2016

(g)	None.

(h)	Opinion of Cadwalader, Wickersham & Taft LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement).

+	Confidential treatment requested as to certain portions that have been omitted and filed separately with the Securities and Exchange Commission.
*	Filed herewith